(212) 474-1930

August 23, 2010

Unilever N.V. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 5, 2010 File No. 1-04547

Unilever PLC Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 5, 2010 File No. 1-04546

Dear Ms. Blye:

Set forth below are the responses of our clients, Unilever N.V. and Unilever PLC (collectively, the “Unilever Group”), to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Unilever Group’s Form 20-F for the year ended December 31, 2009 filed on March 5, 2010 (the “20-F”), which were delivered in your letter to the Unilever Group dated August 3, 2010.  We set forth below first the Staff’s comments in italics and follow with the Unilever Group’s responses.

General

1.
We note disclosure on page 132 of your annual report filed on Form 6-K regarding receiving revenues from Iran, Syria, Sudan and Cuba. Please provide us with an update relating to business activities in these countries since your letters to us dated May 12, 2006 and July 28, 2006. In this respect, we note a June 2007 news article regarding the fact that Unilever Turkey was set to open a Carrefour in Tehran.

Please also tell us whether you have any subsidiaries in Iran, Syria, Sudan or Cuba, whether you maintain offices in these countries and the number of employees working in each country. We note in this regard a March 2010 news article discussing firms that do business with Iran and the U.S. government which states that you operate factories in Iran and maintain an office in Tehran. We note also that your disclosure relates solely to receiving revenue from sales in Iran, Syria, Sudan and Cuba.

In addition, please describe to us any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

Response:

As disclosed in the 20-F, the Unilever Group is one of the world’s leading suppliers of consumer goods in the foods, home and personal care product categories and sells these products in nearly all countries throughout the world.  The 20-F discloses various financial information, including turnover, operating profit and assets, on a geographic segment basis (Western Europe, the Americas, Asia, Africa and Central and Eastern Europe).  Other than with regard to the home countries of the Unilever Group (the United Kingdom and The Netherlands) and the United States, the Unilever Group does not generally disclose financial information on a country-specific basis.  The 20-F further discloses that the Unilever Group has revenues from operations in Cuba, Iran, Sudan and Syria.

As described in our letters to you dated May 12, 2006 and July 28, 2006, the Unilever Group did not have material business operations in any of those jurisdictions at that time.  As described in more detail below, the Unilever Group has not since that time established, and does not currently have, material business operations or sales in Cuba, Iran, Sudan or Syria.  Its business operations and sales in these countries relate to the marketing and sale of certain of its products, all of which are consumer goods in the foods, home or personal care product categories.  Due to the immateriality of its operations and sales in Cuba, Iran, Sudan and Syria from a financial standpoint and the fact that the products which the Unilever Group markets and sells in these countries are all consumer goods products, the Unilever Group does not believe that these activities would be deemed material by a reasonable investor.

Cuba:

The Unilever Group does not have a legal entity based in Cuba and currently generates sales through an arrangement with a state-owned manufacturing company, the mechanics of which are analogous to a 50/50 joint venture.  The Unilever Group is currently negotiating a possible 50/50 equity joint venture, but any such joint venture will not result in a material impact on the Unilever Group.

For the years ended December 31, 2007, 2008 and 2009 and the six month period ended June 30, 2010, turnover attributable to operations in Cuba amounted to approximately 14.9 million euros, 16.0 million euros, 19.3 million euros and 8.2 million euros, respectively, total assets were approximately 7.5 million euros, 7.2 million euros, 15.6 million euros and 19.1 million euros, respectively, and total liabilities were approximately 6.6 million euros, 5.8 million euros, 11.8 million euros and 13.4 million euros, respectively.  For the periods in question, the Unilever Group’s turnover from its Cuban operations amounted to less than 0.04% of the Unilever Group’s total turnover, the total assets of its Cuban operations amounted to less than 0.05% of the Unilever Group’s total assets and the total liabilities of its Cuban operations amounted to less than 0.05% of the Unilever Group’s total liabilities.

The Unilever Group employs a total of 3 people, but does not maintain an office in Cuba.

Iran:

The Unilever Group generates sales in Iran through an entity 99.35% owned by the Unilever Group, named Unilever Iran Private Joint Stock Company.  To the best knowledge of the management of the Unilever Group, no partner in this entity is owned or controlled by the Iranian government.  The management of the Unilever Group does not anticipate any change in this arrangement that would result in a material impact on the Unilever Group.

For the years ended and as of December 31, 2007, 2008 and 2009 and the six-month period ending June 30, 2010, turnover attributable to operations in Iran amounted to approximately 12.0 million euros, 18.2 million euros, 26.0 million euros and 19.2 million euros, respectively, total assets were approximately 18.8 million euros, 28.2 million euros, 33.4 million euros and 44.1 million euros, respectively, and total liabilities were approximately 33.6 million euros, 28.5 million euros, 26.3 million euros and 33.7 million euros, respectively.  For the periods in question, the Unilever Group’s turnover from its Iranian operations amounted to less than 0.07% of the Unilever Group’s total turnover, the total assets of its Iranian operations amounted to less than 0.09% of the Unilever Group’s total assets and the total liabilities of its Iranian operations amounted to less than 0.14% of the Unilever Group’s total liabilities.

The Unilever Group employs a total of 185 people in Iran: 55 at the head office facility located at rented premises in Tehran; 85 at a factory facility located at owned premises in Qazvin; and 45 additional sales personnel located throughout Iran.  We note the Staff’s comment about Carrefour and respectfully advise the Staff that Carrefour is a supermarket chain owned and operated by Carrefour S.A., an independent French company not affiliated with the Unilever Group.  The Unilever Group does not own or operate any grocery stores in Iran.

The Unilever Group does not have any agreements, commercial arrangements, or other contracts with the government of Iran or, to the best knowledge of the management of the Unilever Group, with entities controlled by the government.

Sudan:

The Unilever Group does not have a legal entity based in Sudan and currently generates sales through two third-party distributors.  The management of the Unilever Group does not anticipate any change in its arrangement in Sudan that would result in a material impact on the Unilever Group.  To the best knowledge of the management of the Unilever Group, no third-party distributor working with the Unilever Group is owned or controlled by the Sudanese government.

For the years ended December 31, 2007, 2008 and 2009 and the six-month period ending June 30, 2010, turnover attributable to operations in Sudan amounted to approximately 11.8 million euros, 14.7 million euros, 15.2 million euros and 8.4 million euros, respectively.  For the periods in question, the Unilever Group’s turnover from its Sudanese distributorship amounted to less than 0.04% of the Unilever Group’s total turnover.

The Unilever Group does not have any employees or maintain an office in Sudan.

The Unilever Group does not have any agreements, commercial arrangements, or other contracts with the government of Sudan or, to the best knowledge of the management of the Unilever Group, with entities controlled by the government, except a memorandum of understanding executed in order to aid the Sudanese Customs agency in its anti-counterfeiting efforts.

Syria:

The Unilever Group does not have a legal entity based in Syria and currently generates sales solely through a single third-party distributor.  The management of the Unilever Group does not anticipate any change in its arrangement in Syria that would result in a material impact on the Unilever Group.  To the best knowledge of the management of the Unilever Group, no third party distributor working with the Unilever Group is owned or controlled by the Syrian government.

For the years ended December 31, 2007, 2008 and 2009 and the six-month period ending June 30, 2010, turnover attributable to operations in Syria amounted to approximately 13.2 million euros, 15.8 million euros, 18.2 million and 9.6 million euros, respectively.  For the periods in question, the Unilever Group’s turnover from its Syrian distributorship amounted to less than 0.05% of the Unilever Group’s total turnover.

The Unilever Group does not have any employees or maintain an office in Syria.

The Unilever Group does not have any agreements, commercial arrangements, or other contracts with the government of Syria or, to the best knowledge of the management of the Unilever Group, with entities controlled by the government.

2.
Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to our prior comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:

In determining that the Unilever Group’s contacts with Cuba, Iran, Sudan or Syria are not material individually or in the aggregate, in addition to the quantitative and qualitative factors discussed above, the management of the Unilever Group has considered other qualitative factors that a reasonable investor would consider important when making an investment decision, including the potential impact of such contacts upon the Unilever Group’s reputation and share value, and whether such contacts constitute a material investment risk for the Unilever Group’s security holders. The primary qualitative factors considered by the Unilever Group were:

●
the nature of the products sold by the Unilever Group -- all such products are consumer goods in the foods, home and personal care product categories, which are generally used by individuals in their day-to-day lives for personal matters;

●
the Unilever Group’s 20-F discloses that the Unilever Group has operations in Cuba, Iran, Sudan and Syria and it sells products in nearly all countries throughout the world, and thus investors, consumers and analysts are aware that the Unilever Group has operations in Cuba, Iran, Sudan and Syria and might have operations in other countries identified as state sponsors of terrorism;

●
Cuba, Iran, Sudan and Syria are generally poor nations with limited resources, where individuals residing in such nations may have difficulty obtaining food, home and personal care products of the type that the Unilever Group sells in such countries, and the sale of such products to such individuals could improve the quality of their lives and thus be looked upon favorably by investors, consumers and analysts;

●
certain investors have preferences or policies, and certain U.S. states have adopted regulations, regarding investing in companies who do business in countries identified as state sponsors of terrorism and that these preferences, policies or regulations may discourage or restrict investment in the Unilever Group;

●
certain investors have views that diverge from the preferences, policies or regulations referred to above, and such investors may not be discouraged or restricted from investments in the Unilever Group;

●	the lack of any U.S. entity of the Unilever Group having a presence in, or being a party to any distributor arrangement involving, Cuba, Iran, Sudan or Syria;

●
the Unilever Group’s operations in Cuba, Iran, Sudan and Syria are limited, not only from a quantitative point of view, but also from the fact that a limited number of Unilever Group products are sold in these countries;

●	any income generated for the Cuban government through its arrangement with the Unilever Group is immaterial in relation to the gross national product of such country;

●	to the best of its knowledge, the Unilever Group is in compliance with applicable U.S. laws and government regulations as they relate to Cuba, Iran, Sudan and Syria;

●
employees of the Unilever Group certify annually to compliance with the Unilever Code of Business Principles, which states, among other things, that Unilever companies and our employees are required to comply with the laws and regulations of the countries in which we operate;

●	during the period in question, the internal management commentary to the Unilever Code of Business Principles contained the following provision:

“Sensitive Territories

Unilever will observe all United Nations sanctions and any other international boycott or similar initiative that has the force of international law.  Our wide geographical spread of interests, however, means that we may have a business presence in a territory which is the cause of international concern, for example, for human rights violations.  The following principles will be applied: -

a. Unilever will not enter, or will withdraw from, territories where, in the Unilever Executive’s view, local operations cannot be conducted in accordance with Unilever’s Code of Business Principles.

b. We will continue to operate where we are able to respect the human rights and interests of our employees, whose relationship with the local company may well be of long-standing.

c. Our continued presence, whilst maintaining the highest standards of behaviour, may often be the best contribution we can make to the local well-being of our employees & families, our business partners and our consumers.”

Based on the foregoing, as well as the quantitative immateriality of the de minimis amount of revenues derived from Cuba, Iran, Sudan and Syria as discussed above, the Unilever Group believes that its contacts with these countries are not material and do not pose material investment, financial, reputational or share value risk.

*           *           *

The Unilever Group hereby acknowledges that:

●	the Unilever Group is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Unilever Group may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unilever understands that the Division of Enforcement has access to all information it provides to the staff of the Division of Corporate Finance in your review of the Unilever Group’s filing and in response to your comments on the Unilever Group’s filing.

Should you have any questions concerning the foregoing, please contact me at 212-474-1930.

Very truly yours,

/s/ LizabethAnn R. Eisen

LizabethAnn R. Eisen

Ms. Cecilia Blye
Chief
Office of Global Security Risk
Division of Corporate Finance
U. S. Securities and Exchange Commission
Mail Stop 5546
100 F Street, NE
Washington, D.C. 20549-7010

Copies to:

Tonia Lovell
General Counsel
Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

David Schwartz, Esq.
Unilever United States, Inc.
700 Sylvan Ave.
Englewood Cliffs, NJ 07632